October 16, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Geoff Kruczek, Senior Attorney, Office of Electronics and Machinery

Caleb French, Office of Electronics and Machinery

Re:	Bionik Laboratories Corp.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-222236

Ladies and Gentlemen:

On behalf of our client, Bionik Laboratories Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated October 11, 2018 (the “Comment Letter”), with respect to the Post-Effective Amendment No. 1. To the Registration Statement on Form S-1 filed by the Company with the Commission on September 21, 2018 (File No. 333-222236) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Post-Effective Amendment to Form S-1

Cover Page

1.	We note you are attempting to register the resale of 33,613,063 common shares that you issued as a result of anti-dilution provisions in the warrants you sold as part of this offering. Please remove the resale of these shares from your registration statement as Rule 416 applies to dilution resulting from stock splits, stock dividends or similar transactions, not to anti-dilution provisions in warrants such as those described here.

Effect has been given to the Staff’s comment. In response to the Staff’s comment, the Company has revised Amendment No. 2 and the prospectus therein to remove from resale and registration the 33,613,063 common shares issuable as a result of anti-dilution provisions in the warrants.

2.	We note your disclosure in the third paragraph of your Explanatory Note indicating you are incorporating previous periodic reports into this registration statement by reference. Please provide us your analysis of your eligibility to incorporate by reference given Instruction VII.D to Form S-1. If you are ineligible to incorporate by reference, please revise to remove any suggestion to the contrary; ensure your registration statement contains disclosure for all required items.

Effect has been given to the Staff’s comment. In response to the Staff’s comment, the Company has revised the section of the prospectus entitled “Explanatory Note” to remove the first sentence of the third paragraph therein.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX
For the Firm

cc: Bionik Laboratories Corp.